SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                               Issuer Pursuant to
                          Rule 13a-16 or 15d -16 of the
                         Securities Exchange Act of 1934


                 Report on Form 6-K for the month of March 2005

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


          Enclosures:

          1. A notification dated 1 March 2005 confirming there is no further information requiring disclosure under Listing Rule 16.4 in relation to the appointment of Kent Masters as a director of the Company.

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


          2. A notification dated 3 March 2005 advising that the South African Competition Tribunal has approved the disposal of Afrox Healthcare Limited.
          3. A notification dated 10 March 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 34,792 Ordinary shares in the Company in which the directors have a technical interest.
          4. A notification dated 16 March 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 11,453 Ordinary shares in the Company in which the directors have a technical interest.
          5. A notification dated 17 March 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 12,333 Ordinary shares in the Company in which the directors have a technical interest.
          6. A notification dated 24 March 2005 advising of the sale by Ogier Trustee Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of a total of 4,485 Ordinary shares in the Company in which the directors have a technical interest.



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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 1 MARCH 2005
                  AT 09.58 HRS UNDER REF: PRNUK-0103050957-3B1A


1 March 2005


THE BOC GROUP plc - KENT MASTERS

Further to the announcement made on 2 December 2004 that Kent Masters was appointed to the board of The BOC Group plc as an executive director with effect from 1 March 2005, it is confirmed that there is no further information to be disclosed under the requirements of Listing Rule 16.4 in relation to his appointment.


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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 3 MARCH 2005
                  AT 14.14 HRS UNDER REF: PRNUK-030351413-BB0D



         The South African Competition Tribunal approves the disposal of

                            Afrox Healthcare Limited


Windlesham 3 March, 2005 - The South African Competition Tribunal has conditionally approved the transaction whereby Afrox Healthcare Limited (Ahealth) will be acquired by a consortium (Bidco) led by two black empowerment groups. African Oxygen Limited (Afrox), which currently owns approximately 68% of Ahealth has waived the requirement that this approval be given unconditionally, as it is entitled to do under the Scheme of Arrangement sanctioned to give effect to the transaction.

Afrox will therefore proceed with the disposal in accordance with the terms of the Scheme and under this Ahealth shareholders will receive ZAR 14.99 per share in cash on the basis of the anticipated timetable below. The total consideration for the whole of Ahealth would be ZAR 3,417 million and the net asset value was approximately ZAR 1.7 billion at the end of December 2004. The anticipated timetable is that the listing of Ahealth shares on the Johannesburg Stock Exchange will be suspended from 14 March and proceeds posted to former shareholders on 22 March 2005.

An appeal and a review have been noted to the Competition Appeal Court against a decision of the Competition Tribunal not to permit intervention in the merger hearing that took place on 10 and 11 February 2005, and not to postpone the hearing. The appeal is set down for hearing on 23 March 2005 and the review is yet to be set down.

Afrox will retain a holding of approximately 20 per cent in the ordinary shares of the Bidco consortium acquiring Ahealth and will also hold Bidco preference shares. Bidco will be financed by a combination of share capital and loans from a number of sources including Afrox.

The BOC Group currently holds an economic interest of approximately 38 per cent in Ahealth through its 56 per cent interest in Afrox. As Afrox has a 68 per cent controlling interest in Ahealth, this is consolidated as a subsidiary in the accounts of The BOC Group. The effect on the BOC Group balance sheet of the disposal will be to reduce net borrowings by some (pound)70 million. This arises from the receipt of cash by Afrox and the elimination of net debt as a result of deconsolidating its former subsidiary, Ahealth. In its financial year to 30 September 2004, The BOC Group consolidated operating profit of (pound)59.8 million from Ahealth, before deducting minority interests.

Afrox will in future account for earnings of Bidco on an equity basis, taking its share of operating profit and net interest into its profit and loss account. The BOC Group will continue to consolidate Afrox as a subsidiary and deduct a minority charge after tax. The transaction is expected to dilute Group earnings per share by approximately 1p in the year to September 2005 and by 2p in the following year.

The announcement issued to the Johannesburg Stock Exchange by the parties to the transaction is attached.For further information please contact:

Chris Marsay, Director, Investor Relations, The BOC Group
Tel. 01276 477222 (International +44 1276 477222)

--------------------------------------------------------------------------------
                                                                    Page 4 of 11
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Attachment to BOC press release dated 3 March 2005
--------------------------------------------------------------------------------

JOINT ANNOUNCEMENT BY AFROX, AHEALTH AND BIDCO (IN WHOM BRIMSTONE AND MVELAPHANDA, THROUGH BUSINESS VENTURE INVESTMENTS NO.813 (PROPRIETARY) LIMITED, AND OTHERS SHARE AN INTEREST) REGARDING THE FULFILMENT OF THE CONDITIONS PRECEDENT TO, AND IMPLEMENTATION OF, THE ACQUISITION BY BIDCO OF THE ENTIRE ISSUED SHARE CAPITAL OF AHEALTH ("THE TRANSACTION")

--------------------------------------------------------------------------------

Afrox, Ahealth and Bidco entered into a Merger and Co-Operation Agreement on 14 November 2003 ("the Merger Agreement"). Pursuant to the terms of the Merger Agreement, Bidco proposed a Scheme of Arrangement in terms of section 311 of the Companies Act, 61 of 1973, as amended ("the Act"), between Ahealth and its shareholders for the acquisition by Bidco of the entire issued share capital of Ahealth ("the Shareholder Scheme"). While the Shareholder Scheme was sanctioned by the High Court of South Africa on 6 April 2004, it remained subject to the fulfilment of the condition that unconditional approval for the implementation of the Transaction be obtained from the Competition Tribunal ("the Competition Condition"). However, in terms of the Shareholder Scheme if the Competition Tribunal approved the implementation of the Transaction with conditions, Afrox could waive the requirement that the approval be given unconditionally.

Bidco also proposed a Scheme of Arrangement in terms of section 311 of the Act, between Ahealth and the participants in the Ahealth Share Option Scheme ("the Scheme Participants") in terms of which options held by the Scheme Participants over Ahealth shares will be cancelled against payment of the scheme consideration to the Scheme Participants ("the Employee Scheme"). The Employee Scheme has been sanctioned by the High Court of South Africa but at the time it was sanctioned it was still subject to the fulfilment of the condition that the Shareholder Scheme was to become unconditional ("the Employee Scheme Condition").

Further to the joint announcement dated 26 January 2005, Afrox, Ahealth and Bidco are pleased to announce that the Competition Tribunal has conditionally approved the Transaction. Shareholders and Scheme Participants are further advised that Afrox, as it was entitled to do, has waived the requirement that the approval of the Competition Tribunal is given without any conditions, leading to the fulfilment of the Competition Condition and consequently the Employee Scheme Condition. The Shareholder Scheme and the Employee Scheme have accordingly become unconditional and will be implemented on the salient dates set out below. A circular to Ahealth shareholders, including a form of surrender and transfer, will be posted to Ahealth shareholders as set out below.

Salient dates
-------------

Last day to trade on The JSE Securities Exchange
South Africa ("the JSE") for shareholders to be
eligible to receive the scheme consideration               Friday, 11 March 2005

Circular and surrender and transfer form posted
to certificated shareholders                               Monday, 14 March 2005

Suspension of listing of Ahealth shares on the
JSE from the commencement of trading on the JSE            Monday, 14 March 2005

Scheme consideration record date, being the date
on which shareholders must be recorded in the
register by 17:00 in order to receive the scheme
consideration                                              Friday, 18 March 2005

Operative date of the scheme                              Tuesday, 22 March 2005

Scheme consideration to be posted to certificated
scheme participants (if documents of title are
received by the transfer secretaries on or before
the scheme consideration record date)                     Tuesday, 22 March 2005

or

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failing receipt of duly completed surrender and
transfer form including documents of title on or before the scheme consideration record date, within five business days of receipt thereof by the transfer secretaries

Dematerialised scheme participants to have their
accounts held at their CSDP or broker credited
and updated with the scheme consideration, in
terms of their custody agreement with their CSDP
or broker                                                 Tuesday, 22 March 2005

Termination of the listing of the shares of
Ahealth on the JSE from the commencement of
trading on the JSE                                      Wednesday, 23 March 2005

Notes:
1. No dematerialisation or rematerialisation of shares may take place after Friday, 11 March 2005.
2. All times referred to in this document are South African times (GMT + 2 hours).

Scheme Consideration

In terms of the Shareholder Scheme, the cash consideration to be received by all Ahealth shareholders is to be escalated at an effective rate of 5.6% per annum from 1 October 2003, being the effective date, to Tuesday, 22 March 2005 being the operative date of the Shareholder Scheme. The total consideration payable per Ahealth share is as follows:

         Cash consideration                                    R13.85
         Escalation at an effective rate of 5.6% per annum     R1.14
                                                               -------
         Scheme consideration                                  R14.99
                                                               ------


Competition Appeal Court Appeal and Review
------------------------------------------

Shareholders are advised that an appeal and a review have been noted to the Competition Appeal Court against a decision of the Competition Tribunal not to permit intervention in the merger hearing which took place on 10 and 11 February 2005, and not to postpone such hearing. The appeal is set down for hearing on 23 March 2005. The review is yet to be set down.

Shareholders are further advised that the approval by the Competition Tribunal of the Transaction is not affected by the noting of the appeal and review relating to the intervention. In this regard, unless specifically suspended by a court of competent authority, the Competition Tribunal approval of the Transaction is of full force and effect and the Shareholder Scheme is capable of implementation in accordance with its terms.

Should the appeal and/or review relating to the intervention succeed, shareholders are advised that the Competition Appeal Court may remit the matter to the Competition Tribunal for reconsideration, with the participation of the appellants. In such circumstances, the Competition Tribunal may be required to consider the transaction afresh, taking into account any submissions advanced by the appellants. The Competition Tribunal would thereafter ultimately confirm its conditional approval of the Transaction, approve the Transaction subject to different conditions or prohibit the Transaction.

Johannesburg
3 March 2005

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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 10 MARCH 2005
                  AT 11.15 HRS UNDER REF: PRNUK-1003051115-97CD


10 March 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 9 March 2005 of 34,792 Ordinary shares of 25p each in the Company at an exercise price of 937p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 34,792 Ordinary shares, the Trustee now holds 5,397,423 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,397,423 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.


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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 16 MARCH 2005
                  AT 09.13 HRS UNDER REF: PRNUK-1603050911-1961

16 March 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 9 March 2005 of 11,453 Ordinary shares of 25p each in the Company at an exercise price of 914p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 11,453 Ordinary shares, the Trustee now holds 5,385,970 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,385,970 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.


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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 17 MARCH 2005
                  AT 16.30 HRS UNDER REF: PRNUK-1703051628-BF93

17 March 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 9 March 2005 of 12,333 Ordinary shares of 25p each in the Company at an exercise price of 965p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 12,333 Ordinary shares, the Trustee now holds 5,373,637 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,373,637 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.


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   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 24 MARCH 2005
                  AT 16.16 HRS UNDER REF: PRNUK2403051615-81CD


24 March 2005

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has today been notified of the disposal on 22 March 2005 of 4,485 Ordinary shares of 25p each in the Company at an exercise price of 851p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 4,485 Ordinary shares, the Trustee now holds 5,369,152 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 5,369,152 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.


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



                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:  April 1, 2005



                                       By:    /s/   Sarah Larkins
                                             -----------------------------------
                                             Name:  Sarah Larkins
                                             Title: Assistant Company Secretary


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